Exhibit 99.1

For Immediate Release

March 21, 2013

SAP Recommends Dividend of €0.85 per Share

WALLDORF, Germany – March 21, 2013 – The Executive Board and the Supervisory Board of SAP AG (NYSE: SAP) recommend that shareholders approve a dividend of €0.85 per share for the fiscal year 2012 at the Annual General Meeting of shareholders. For fiscal year 2011, in addition to the regular dividend of €0.75 per share, SAP also paid a special dividend of €0.35 in celebration of SAP AG’s 40th anniversary. Without the consideration of the special dividend for 2011, the proposed dividend for fiscal year 2012 corresponds to a year-on-year dividend increase of €0.10, or 13%. If the shareholders approve this recommendation, the total amount distributed in dividends would be approximately €1.0 billion (2011: €0.9 billion excluding the special dividend and €1.3 billion including the special dividend), representing a pay-out ratio of 36% (2011: 26% excluding the special dividend and 38% including the special dividend).

“Since SAP’s IPO 25 years ago, it has always been our policy to let shareholders participate in our success,” said Werner Brandt, CFO of SAP. “The increase in regular dividend of 13% and pay-out ratio of 36% demonstrate SAP’s commitment to our shareholder base.”

The Annual General Meeting of Shareholders is scheduled for June 4, 2013 in Mannheim, Germany. The payment of the dividend is scheduled for on or after June 5, 2013.

Note to holders of SAP ADRs (American Depositary Receipts): One SAP ADR represents one SAP AG share. The final dividend is dependent upon the euro/US dollar exchange rate. SAP AG pays cash dividends on the ordinary shares in euro, so exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs, depending on the foreign exchange rate at the time of the conversion of the dividend cash from euro to US dollar. The final dividend payment by SAP AG to the depositary bank is scheduled for June 5, 2013. The depositary bank will then convert the dividend payment from Euro into US-Dollar as promptly as practicable.

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About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 232,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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For more information, press only:

Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET

Daniel Reinhardt +49 (6227) 7-40201 daniel.reinhardt@sap.com, CET

Barbara Schaedler +49 (6227) 7-50575 barbara.schaedler@sap.com, CET

Jim Dever +1 (610) 661-2161 james.dever@sap.com, ET

For more information, financial community only:

Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET

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